SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RAMCO-GERSHENSON PROPERTIES TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

751452202

(CUSIP Number)

Lori J. Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751452202

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,282,724(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,282,724(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,282,724(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 6.9%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,410,074(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,410,074(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,410,074(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 7.5%(2)

14)	Type of Reporting Person: IA, CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,410,074(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,410,074(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,410,074(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 7.5%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Inland Real Estate Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 0(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 0(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,410,074(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,410,074(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,410,074(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 7.5%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 45,550(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 45,550(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,550(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.2%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Eagle Financial Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 40,500(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 40,500(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,500(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.2%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 40,500(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 40,500(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,500(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.2%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Minto Builders (Florida), Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Florida Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 50,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 50,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.3%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of August 31, 2009.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,410,074(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,410,074(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,410,074(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 7.5%(2)

14)	Type of Reporting Person: HC, IN

(1) The number of shares reported as beneficially owned is as of August 31, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Robert D. Parks

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,400(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,400(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: IN

(1) The number of shares reported as beneficially owned is as of August 31, 2009.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

1)	Names of Reporting Persons Robert H. Baum

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: IN

(1) The number of shares reported as beneficially owned is as of August 31, 2009.

(2) The percentage is calculated based on a total of 18,710,476 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of July 27, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2009.

CUSIP No. 751452202

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, Inland Real Estate Corporation, The Inland Group, Inc., Inland Western Retail Real Estate Trust, Inc., Eagle Financial Corporation, The Inland Real Estate Transactions Group, Inc., Daniel L. Goodwin, Robert D. Parks and Robert H. Baum with the Securities and Exchange Commission (the “SEC”) on April 7, 2008 (the “Initial Statement” and together with Amendment No. 1 filed with the SEC on June 24, 2008, Amendment No. 2 filed with the SEC on July 18, 2008, Amendment No. 3 filed with the SEC on October 10, 2008 and Amendment No. 4 filed with the SEC on June 10, 2009, the “Schedule 13D”), in connection with the disposition of Shares beneficially owned by Inland American and other Reporting Persons.  Capitalized terms used in this Amendment No. 5 without being defined herein have the respective meanings given to them in the Initial Statement, or a prior amendment, as applicable.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Appendices D and F to Item 2 with respect to Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREC and Inland Western, respectively, which information is incorporated by reference into this Item 2, are hereby amended and restated in their entirety as filed with this Amendment No. 5.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                             See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                            See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                             During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
June 30,2009	Sold	-16,000	$10.05
July 1,2009	Sold	-18,500	$10.08
July 7,2009	Sold	-3,800	$10.08
August 6,2009	Sold	-81,000	$10.22
August 7,2009	Sold	-77,202	$10.36
August 10,2009	Sold	-11,800	$10.22
August 12,2009	Sold	-10,000	$10.20
August 13,2009	Sold	-10,000	$10.20

CUSIP No. 751452202

August 20,2009	Sold	-1,579	$10.10
August 21,2009	Sold	-30,000	$10.21
August 24,2009	Sold	-5,000	$10.32
August 25,2009	Sold	-27,100	$10.56
August 26,2009	Sold	-22,432	$10.81
August 27,2009	Sold	-10,000	$10.76
August 28,2009	Sold	-2,000	$11.00
August 31,2009	Sold	-10,000	$10.71

During the past 60 days, Adviser has effected the following Share transactions for the account of IREC, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
August 24,2009	Sold	-2,100	$10.34
August 25,2009	Sold	-2,900	$10.56

During the past 60 days, Adviser has effected the following Share transactions for the account of Inland Western, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
August 25,2009	Sold	-10,000	$10.56
August 27,2009	Sold	-5,000	$10.76
August 31,2009	Sold	-10,000	$10.71
August 31,2009	Sold	-10,000	$10.71

During the past 60 days, Adviser has effected the following Share transaction for the account of MB REIT, via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
August 31,2009	Sold	-5,000	$10.71

During the past 60 days, Adviser has effected the following Share transactions for the account of Mr. Goodwin, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
August 25,2009	Sold	-10,000	$10.56
August 26,2009	Sold	-10,000	$10.81
August 31,2009	Sold	-2,000	$10.71

During the past 60 days, Adviser has effected the following Share transaction for the account of an Adviser Client who is not a Reporting Persons, via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
August 31,2009	Sold	-3,000	$10.71

To the knowledge of Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG and MB REIT, respectively, none of their executive officers and directors, with the exception of Mr. Goodwin as reported, has effected any other transactions in Shares of the Company in the last 60 days.

(d)                                 None.

CUSIP No. 751452202

(e)           Not Applicable.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit
7.9	Joint Filing Agreement

CUSIP No. 751452202

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2009	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Vice President—Administration

Dated: August 31, 2009	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: August 31, 2009	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: August 31, 2009	INLAND REAL ESTATE CORPORATION

/s/ Mark E. Zalatoris
	Name:	Mark E. Zalatoris
	Title:	President and Chief Executive Officer

Dated: August 31, 2009	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: August 31, 2009	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: August 31, 2009	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

CUSIP No. 751452202

Dated: August 31, 2009	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: August 31, 2009	MINTO BUILDERS (FLORIDA), INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Vice President

Dated: August 31, 2009	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: August 31, 2009	ROBERT D. PARKS

/s/ Robert D. Parks

Dated: August 31, 2009	ROBERT H. BAUM

/s/ Robert H. Baum

CUSIP No. 751452202

Appendix D

IREC

Names and Titles of IREC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Thomas D’Arcy, Chairman	Principal in Bayside Realty Partners, a private real estate company focused on acquisition, renovation and development of land and income producing real estate primarily in the New England area.	Bayside Realty Partners 194 Central St. Saugus, MA 01906 United States Citizen

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Joel G. Herter, Director	Senior consultant of Wolf & Company LLP, certified public accountants.	Wolf & Company LLP 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen

Heidi N. Lawton, Director

President of Lawton Realty Group, Inc., a commercial real estate brokerage and management firm; responsible for all aspects of its operations, including structuring real estate investments, procuring partners or investors, acquiring land and properties and obtaining financing for development or acquisition.

Lawton Realty Group, Inc. 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen

Thomas H. McAuley, Director	President of Inland Capital Markets Group, Inc., an affiliate of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Thomas McWilliams, Director

Licensed real estate broker specializing in the development of retail, office and residential properties in the western suburbs of Chicago; also serves as president of United Energy Associates, Inc., a full service energy management company.

1014 Burlington Avenue P. O. Box 3672 Lisle, Illinois 60532 United States Citizen

Joel D. Simmons, Director	Limited partner of Cohen Financial, a national real estate finance company; focuses on structuring and managing capital for commercial real estate transactions.	Cohen Financial 520 Lake Cook Road, Suite 350 Deerfield, Illinois 60015 United States Citizen

William W. Anderson, Vice President - Transactions	Vice President - Transactions, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Beth Sprecher Brooks, Senior Vice President, Secretary and General Counsel	Senior Vice President, Secretary and General Counsel, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

D-1

CUSIP No. 751452202

Brett A. Brown, Senior Vice President, Chief Financial Officer and Treasurer	Senior Vice President, Chief Financial Officer and Treasurer, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

D. Scott Carr, Senior Vice President of Portfolio Management	President of Inland Commercial Property Management, Inc., IREC’s property management subsidiary.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Mark E. Zalatoris, President and Chief Executive Officer	President and Chief Executive Officer, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

D-2

CUSIP No. 751452202

Appendix F

Executive Officers and Directors of Inland Western

Names and Titles of Inland Western Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship

Kenneth H. Beard, Director	President and chief executive officer of Midwest Mechanical Group, a mechanical construction and service company.	Midwest Mechanical Group 540 Executive Drive Willowbrook, Illinois 60527 United States Citizen

Frank A. Catalano, Jr., Director	President of Catalano & Associates, a real estate company that includes brokerage, property management and rehabilitation and leasing of office buildings.	Catalano & Associates 105 South York Road, Suite 200 Elmhurst, Illinois 60126 United States Citizen

Paul R. Gauvreau, Director

Retired chief financial officer, financial vice president and treasurer of Pittway Corporation, a New York Stock Exchange listed manufacturer and distributor of professional burglar and fire alarm systems and equipment.

4483 RFD Long Grove, Illinois 60047 United States Citizen

Gerald M. Gorski, Director	Partner in the law firm of Gorski and Good located in Wheaton, Illinois, practicing governmental law.	211 S. Wheaton Ave., Suite 305 Wheaton, Illinois 60187 United States Citizen

Brenda G. Gujral, Director	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Richard P. Imperiale, Director	President, Forward Uniplan Advisors, money management firm.	Forward Uniplan Advisors, Inc. 22939 West Overson Road Union Grove, Wisconsin 53182 United States Citizen

Kenneth E. Masick, Director	Partner, Wolf & Company, LLP, public accounting firm.	Wolf & Co. 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen

Barbara A. Murphy, Director	Chairwoman of the DuPage Republican Party, member of the Illinois Motor Vehicle Review Board and a member of the Matrimonial Fee Arbitration Board.	850 Saddlewood Glen Ellyn, Illinois 60137 United States Citizen

Niall J. Byrne, Vice President	Vice President, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

F-1

CUSIP No. 751452202

Shane C. Garrison, Chief Investment Officer	Chief Investment Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Steven P. Grimes, Chief Operating Officer, Chief Financial Officer and Treasurer	Chief Operating Officer, Chief Financial Officer and Treasurer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dennis Holland, General Counsel and Secretary	General Counsel and Secretary, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

James Kleifges, Chief Accounting Officer	Chief Accounting Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Michael J. O’Hanlon, President and Chief Executive Officer	President and Chief Executive Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman and Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

F-2